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                               May 29, 2020

       Panna Sharma
       Chief Executive Officer
       Lantern Pharma Inc.
       1920 McKinney Avenue, 7th Floor
       Dallas, Texas 75201

                                                        Re: Lantern Pharma Inc.
                                                            Registration
Statement on Form S-1 filed April 16, 2020, as amended
                                                            Response dated May
22, 2020
                                                            File No. 333-237714

       Dear Mr. Sharma:

                                                        We have reviewed your
response dated May 22, 2020 and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed May 19, 2020

       Dilution, page 62

   1. Please revise your disclosure to clarify that historical net tangible book value reflects the
                                                        Series A preferred
stock liquidation preference. Since the historical net tangible book value per share of
$(6.32) is based on 1,165,936 shares of common stock outstanding, please remove the
disclosure that this was after giving effect to the stock split .
 Panna Sharma
Lantern Pharma Inc.
May 29, 2020
Page 2

        You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,
FirstName LastNamePanna Sharma
                                                          Division of
Corporation Finance
Comapany NameLantern Pharma Inc.
                                                          Office of Life
Sciences
May 29, 2020 Page 2
cc:       Scott E. Bartel, Esq.
FirstName LastName